(An exploration stage company)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2016 and 2015

Unaudited

(Expressed in Canadian dollars)
_______________________

AURYN RESOURCES INC.
(the "Company")

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2016 and 2015

NOTICE OF NO AUDITOR REVIEW

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of Company’s management.

The Company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by the entity’s auditor.

May 30, 2016

Auryn Resources Inc.
Consolidated Statements of Financial Position

Unaudited - (Expressed in Canadian dollars)

	March 31,	December 31,
	2016	2015
Assets

Current assets:
Cash and cash equivalents (note 3)	$1,776,756	$3,601,317
Amounts receivable	81,952	322,332
Prepaid expenses and deposits	529,838	92,655
	2,388,546	4,016,304
Non-current assets:
Restricted cash (note 3)	97,800	100,000
Mineral property interests (note 4)	25,813,702	25,103,359
Equipment (note 5)	1,765,101	1,811,551
Total assets	$30,065,149	$31,031,214

Liabilities and Equity

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$316,860	$513,885
Non-current liabilities:
Provision for site reclamation and closure (note 6)	1,106,347	1,100,093
Total liabilities	$1,423,207	$1,613,978

Equity
Share capital (note 7)	$32,870,101	$32,546,799
Equity reserves (note 8)	4,376,122	4,358,367
Deficit	(8,604,281)	(7,487,930)
Total equity	28,641,942	29,417,236
Total liabilities and equity	$30,065,149	$31,031,214

Subsequent events (note 14)

Approved on behalf of the Board of Directors:

"Ivan Bebek"	"Shawn Wallace"
Director	Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Auryn Resources Inc.
Consolidated Statements of Loss and Comprehensive Loss

Unaudited - (Expressed in Canadian dollars, except share amounts)

	Three months ended	Three months ended
	March 31, 2016	March 31, 2015

Administration expenses:
Consulting fees, directors' fees, wages and benefits	$467,046	$206,485
Legal and professional fees	23,481	23,384
Office, rent and administration	173,956	100,091
Regulatory, transfer agent and shareholder information	13,277	18,565
Share-based compensation (note 8(a))	141,329	41,813
Travel, marketing and investor relations	279,954	112,324
	1,099,043	502,662

Other expenses (income):
Project investigation costs	18,044	133,295
Accretion of provision for site reclamation and closure (note 6)	6,254	–
Interest and other income	(8,010)	(3,813)
Gain on investments (note 4(a))	–	(200,000)
Foreign exchange loss	1,020	4,567
	17,308	(65,951)

Loss and Comprehensive loss for the period	$(1,116,351)	$(436,711)

Basic and diluted loss per share (note 13)	$(0.02)	$(0.01)
Weighted average number of shares outstanding (basic and diluted)	49,021,729	30,143,880

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Auryn Resources Inc.
Consolidated Statements of Changes in Equity

Unaudited - (Expressed in Canadian dollars, except share amounts)

	Number of	Share capital	Equity reserves	Deficit	Total
	common shares

Balance at December 31, 2014	30,136,085	$12,687,735	$718,612	$(4,623,620)	$8,782,727
Comprehensive loss for the period	–	–	–	(436,711)	(436,711)
Stock options exercised (note 7(b))	16,250	8,288	–	–	8,288
Fair value of stock options allocated to share capital issued on exercise (note 7(b))	–	8,081	(8,081)	–	–
Share-based compensation (note 8(a))	–	–	48,576	–	48,576
Balance at March 31, 2015	30,152,335	$12,704,104	$759,107	$(5,060,331)	$8,402,880

Balance at December 31, 2015	48,828,729	$32,546,799	$4,358,367	$(7,487,930)	$29,417,236
Comprehensive loss for the period	–	–	–	(1,116,351)	(1,116,351)
Stock options exercised (note 7(b))	276,250	165,425	–	–	165,425
Fair value of stock options allocated to share capital issued on exercise (note 7(b))	–	157,877	(157,877)	–	–
Share-based compensation (note 8(a))	–	–	175,632	–	175,632
Balance at March 31, 2016	49,104,979	$32,870,101	$4,376,122	$(8,604,281)	$28,641,942

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Auryn Resources Inc.
Consolidated Statements of Cash Flows

Unaudited - (Expressed in Canadian dollars)

	Three months ended	Three months ended
	March 31, 2016	March 31, 2015

Cash (used in) provided by:

Operating activities:
Loss for the period	$(1,116,351)	$(436,711)
Items not involving cash:
Interest income classified as investing activity	(8,010)	(3,813)
Accretion expense	6,254	–
Gain on available-for-sale financial assets (note 4(a))	–	(200,000)
Unrealized foreign exchange	177	(10,397)
Share-based compensation	141,329	43,350
Changes in non-cash working capital:
Amounts receivable	240,380	20,121
Prepaid expenses and deposits	(91,440)	(3,808)
Accounts payable and accrued liabilities	(119,827)	111,225
Cash used in operating activities	(947,488)	(480,033)

Investing activities:
Interest received	8,010	15,535
Exploration and evaluation expenditures	(1,053,151)	(109,485)
Purchase of marketable securities (note 4(a))	–	(500,000)
Cash used in investing activities	(1,045,141)	(593,950)

Financing activities:
Proceeds from issuance of common shares, net of share issuance costs (note 7(b))	165,425	8,288
Change in restricted cash (note 3)	2,200	–
Cash provided by financing activities	167,625	8,288

Effect of foreign exchange rate changes on cash and cash equivalents	443	15,080

Decrease in cash and cash equivalents	(1,824,561)	(1,050,615)

Cash and cash equivalents, beginning of the period	3,601,317	8,666,239
Cash and cash equivalents, end of the period	$1,776,756	$7,615,624

Supplemental cash flow information (note 12)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three months ended March 31, 2016 and 2015

1.	Corporate information

Auryn Resources Inc. (the “Company” or “Auryn”) was incorporated on June 9, 2008, under the British Columbia Business Corporations Act under the name Georgetown Capital Corp. On October 15, 2013, the Company changed its name to Auryn Resources Inc.

The Company’s principal business activity is the acquisition, exploration and development of resource properties in Canada and South America. Effective September 25, 2015, the Company, pursuant to a plan of arrangement, acquired 100% of North Country Gold Corp.’s (“North Country”) issued and outstanding common shares. North Country owned the mineral concessions comprising the Committee Bay mineral property in Nunavut, Canada (note 4(a)).

The head office and principal address of the Company are located at 1199 West Hastings Street, Suite 600, Vancouver, British Columbia, V6E 3T5.

2.	Basis of presentation

(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed interim consolidated financial statements are the same as those applied in the Company’s most recent audited consolidated financial statements for the six months ended December 31, 2015. These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the six months ended December 31, 2015, which were filed under the Company’s profile on SEDAR at www.sedar.com.

These condensed interim consolidated financial statements were authorized for issue and approved by the Board of Directors of the Company on May 30, 2016.

(b)	Basis of preparation and consolidation

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale that have been measured at fair value. The functional and presentation currency is the Canadian dollar, therefore all amounts are presented in Canadian dollars unless otherwise noted.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control exists when the Company has power over an investee, exposure or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the Company’s returns.

Subsidiary	Place of incorporation	Beneficial Interest
North Country Gold Corp.	Alberta, Canada	100%
Committee Bay North Ltd.	Northwest Territories, Canada	100%
Corisur Peru, S.A.C.	Peru	100%
CBR Australia Holdings Inc. (inactive)	Alberta, Canada	100%
Akkese Madencilik Sanayi Ve Ticaret (inactive)	Turkey	100%

All intercompany balances and transactions have been eliminated and where necessary adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other entities in the Company.

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three months ended March 31, 2016 and 2015

2.	Basis of presentation (continued)

(c)	Critical accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the condensed interim consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates. The Company’s critical accounting judgments and estimates were presented in Note 2 of the audited annual consolidated financial statements for the six months ended December 31, 2015 and have been consistently applied in the preparation of these condensed interim consolidated financial statements. No new judgements were applied for the periods ended March 31, 2016 and 2015.

(d)	Going concern

These condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. The ability of the Company to meet its commitments as they become due, including completion of the acquisition of an interest in and exploration and development of its mineral properties, is dependent upon the existence of economically recoverable reserves, the Company’s ability to obtain the necessary financing to complete exploration and development and upon future profitable production or proceeds from disposition of these properties. The outcome of these matters cannot be predicted at this time. These condensed interim consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. Such adjustments could be material.

3.	Cash and Cash Equivalents

	March 31, 2016	December 31, 2015
Components of cash and cash equivalents:
Cash	$1,776,756	$3,601,317
Restricted Cash	97,800	100,000
	$1,874,556	$3,701,317

Restricted Cash

As at March 31, 2016, the Company had restricted cash in the amount of $97,800 (December 31, 2015 - $100,000). This balance includes an amount of $86,300 in connection with a irrevocable standby letter of credit in favor of Kitikmeot

4.	Mineral property interests

(a)	Committee Bay

The Company, through its wholly owned subsidiary North Country, owns a 100% interest in the Committee Bay project located in Nunavut, Canada. The Committee Bay project includes about 210,000 hectares situated along the Committee Bay Greenstone Belt located within the Western Churchill Province.

The Committee Bay project was acquired on September 25, 2015 through the Company’s acquisition of 100% of the issued and outstanding shares of North Country. Prior to this acquisition, the Company and North Country were party to a joint exploration agreement where Auryn was to earn a 51% interest in the Committee Bay project. The completion of the acquisition resulted in Auryn owning 100% of the project.

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three months ended March 31, 2016 and 2015

4.	Mineral property interests (continued)

(a)	Committee Bay (continued)

Effective March 16, 2016, as a condition of the definitive joint exploration agreement with North Country, the Company entered into a share subscription agreement to purchase 10,000,000 North Country common shares at a price of $0.05 for a total cost of $500,000. The investment in North Country was classified as an available-for-sale financial asset and was recorded at fair value. At the date of initial recognition, there was a difference between the cost of the investment and its fair value and as a result, the Company recorded an initial gain on recognition of $200,000 through the loss for the period. The fair value of the North Country common shares were subsequently included in the fair value of assets acquired and liabilities assumed through the acquisition of North Country.

The Committee Bay project is subject to a 1% Net Smelter Royalty (“NSR”), with certain portions subject to an additional 1.5% NSR. The 1.5% NSR is payable on only 7,596 hectares and can be purchased by the Company within two years commencement of commercial production for $2,000,000 for each one-third (0.5%) of the NSR.

(b)	Peruvian Exploration Projects

During the last quarter of 2015, the Company staked approximately 66,000 hectares in Peru and is currently in advanced negotiations with certain Peruvian parties to option target licenses within this greater land position.

(c)	The Company capitalized the following costs as mineral property interests:

	Committee Bay	Peru	Total
Balance as at December 31, 2015	$24,354,267	$749,092	$25,103,359
Acquisition costs
Additions:
Other acquisition costs	-	50,908	50,908
Exploration and evaluation costs
Additions:
Assaying	4,634	-	4,634
Camp cost, equipment and field supplies	78,889	19,418	98,307
Geological consulting services	153,539	41,119	194,658
Geophysical analysis	10,691	-	10,691
Permitting, environmental and community costs	6,982	-	6,982
Expediting and mobilization	8,856	-	8,856
Salaries and wages	119,227	21,605	140,832
Fuel and consumables	101,075	-	101,075
Aircraft and travel	46,362	12,735	59,097
Share-based compensation (note 7(a))	34,303	-	34,303
Balance as at March 31, 2016	$24,918,825	$894,877	$25,813,702

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three months ended March 31, 2016 and 2015

4.	Mineral property interests (continued)

(c)	The Company capitalized the following costs as mineral property interests (continued):

	Committee Bay	Peru	Total
Balance as at June 30, 2015	$2,067,163	$-	$2,067,163
Acquisition costs
Additions:
Acquisition of North Country	17,999,192	-	17,999,192
Other acquisition costs	291	406,145	406,436
Exploration and evaluation costs
Additions:
Assaying	242,543	-	242,543
Exploration drilling	428,895	-	428,895
Camp cost, equipment and field supplies [1]	785,964	-	785,964
Geological consulting services	293,112	257,177	550,289
Geophysical analysis	215,126	-	215,126
Permitting, environmental and community costs	212,244	-	212,244
Expediting and mobilization	34,779	-	34,779
Salaries and wages	360,169	40,154	400,323
Fuel and consumables	477,852	-	477,852
Aircraft and travel	1,089,458	45,616	1,135,074
Share-based compensation (note 7(a))	147,479	-	147,479
Balance as at December 31, 2015	$24,354,267	$749,092	$25,103,359

1 Included in camp cost, equipment and field supplies is an amount of $442,017 charged by North Country prior to the acquisition for the use of infrastructure during the Joint Exploration Agreement.

5.	Equipment

	Camp and field	Machinery and
	equipment	equipment	Total
Cost
Balance, December 31, 2015	$1,110,521	$747,480	$1,858,001
Additions	-	-	-
Balance, March 31, 2016	$1,110,521	$747,480	$1,858,001

Accumulated Depreciation
Balance, December 31, 2015	$27,763	$18,687	$46,450
Depreciation	27,763	18,687	46,450
Balance, March 31, 2016	$55,526	$37,374	$92,900

Net book value
December 31, 2015	$1,082,758	$728,793	$1,811,551
March 31, 2016	$1,054,995	$710,106	$1,765,101

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three months ended March 31, 2016 and 2015

5.	Equipment (continued)

	Camp and field	Machinery and
	equipment	equipment	Total
Cost
Balance, June 30, 2015 and 2014	$-	$-	$-
Additions	1,110,521	747,480	1,858,001
Balance, December 31, 2015	$1,110,521	$747,480	$1,858,001

Accumulated Depreciation
Balance, June 30, 2015 and 2014	$-	$-	$-
Depreciation	27,763	18,687	46,450
Balance, December 31, 2015	$27,763	$18,687	$46,450

Net book value
June 30, 2015	$-	$-	$-
December 31, 2015	$1,082,758	$728,793	$1,811,551

During the six months ended December 31, 2015, the Company acquired equipment with a cost of $1,858,001 in connection with the acquisition of North Country (note 4(a)).

6.	Provision for site reclamation and closure

The Company recognizes a provision for site reclamation and closure, which reflects the present value of the estimated amount of cash flows required to satisfy the asset retirement obligation in respect of the Committee Bay property. The components of this obligation are the removal of equipment currently being used at the site as well as costs associated with the reclamation of the camp and work sites on the property. It is the Company’s intention to continue exploration work on the property until at least the current mining leases expire, which are between 2026 and 2033. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws, management’s intentions, and mining lease renewals.

The present value of future estimated cash flows required to settle the site reclamation and closure obligation was estimated at $1,093,874. The key assumptions on which this estimate was based on are:

•	Undiscounted cash flow for site reclamation of $1,576,532
•	Expected timing of future cash flows is based on mining leases expiration, which is between 2026 and 2033
•	Annual inflation rate 2%
•	Risk-free interest rate 2.27%

The following is a continuity of the provision for site reclamation:

	March 31, 2016	December 31, 2015
Balance, beginning of period	$1,100,093	$-
Provision incurred	-	1,093,874
Accretion expense	6,254	6,219
Balance, end of period	$1,106,347	$1,100,093

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three months ended March 31, 2016 and 2015

7.	Share capital

(a)	Authorized

Unlimited common shares without par value

(b)	Issued during periods

i.

During the three months ended March 31, 2016, an amount of 276,250 shares were issued as a result of stock options being exercised with a weighted average exercise price of $0.59 for gross proceeds of $165,425. Attributed to these stock options, fair value of $157,877 was transferred from the equity reserves and recorded against share capital.

ii.

On September 25, 2015, pursuant to a plan of arrangement, the Company issued a total of 13,838,894 common shares in connection with it acquisition of North Country with a fair value of $1.22 per common share.

iii.

On September 16, 2015, the Company completed a non-brokered private placement for gross proceeds of $5,802,000 by issuing 4,835,000 Units of the Company at a price of $1.20 per Unit. Each Unit consists of one common share and one common share purchase warrant. Each purchase warrant is exercisable into a common share of the Company at a price of $1.70 per share for a period of 24 months (“Unit Warrants”).

Related to this share issuance, an amount of $2,681,454 was allocated as the fair value of the Unit’s warrants estimated using the Black-Scholes option valuation model. The Company also incurred costs of issuance in the amount of $163,820, which included cash commissions of $119,520 and other legal and regulatory costs of $44,300.

iv.

During the three months ended March 31, 2015, the Company issued 16,250 common shares for gross proceeds of $8,288 in connection with stock options being exercised. Attributed to these stock options, fair value of $8,081 was transferred from the equity reserves and recorded against share capital.

8.	Equity reserves

(a)	Share-based payments

The Company maintains a Rolling Stock Option Plan providing for the issuance of stock options up to 10% of the Company’s issued and outstanding common shares at the time of the grant. The Company may grant stock options from time to time to its directors, officers, employees and other service providers. The stock options vest as to 25% on the date of the grant and 12½% every three months thereafter for a total vesting period of 18 months.

The continuity of the number of stock options issued and outstanding is as follows:

	Number of stock	Weighted average
	options	exercise price
Outstanding, June 30, 2015	1,551,250	$0.51
Granted	2,120,000	2.19
Exercised	(1,250)	0.51
Expired	(730,000)	3.88
Outstanding, December 31, 2015	2,940,000	$0.89
Exercised	(276,250)	0.60
Expired	(40,000)	1.50
Outstanding, March 31, 2016	2,623,750	$0.91

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three months ended March 31, 2016 and 2015

8.	Equity reserves (continued)

(a)	Share-based payments (continued)

As at March 31, 2016, the number of stock options outstanding and exercisable was:

			Outstanding			Exercisable
Expiry date	Number of	Exercise	Remaining	Number of	Exercise	Remaining
	options	price	contractual	options	price	contractual
			life (years)			life (years)
Feb 17, 2019	1,320,000	$0.51	2.85	1,320,000	$0.51	2.85
Aug 17, 2020	1,253,750	1.30	4.38	613,750	1.30	4.38
Feb 3, 2019	50,000	1.50	2.85	50,000	1.50	2.85
	2,623,750			1,983,750

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees and others providing similar services. During the three months ended March 31, 2016, an amount of $141,329 (March 31, 2015 – $41,813) was expensed as stock based compensation and $nil (March 31, 2015 – $1,537) was included in as project investigation costs, both in the consolidated statements of comprehensive loss. The Company also capitalized stock based compensation within mineral interests in the amount of $34,303 (December 31, 2015 – $147,479).

In connection with the acquisition of North Country, the Company granted 840,000 replacement stock options to former North Country option holders with an estimated fair value of $133,541, a weighted average fair value of $0.16 per option. The fair value was estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

Risk-free interest rate	0.43%
Expected dividend yield	nil
Stock price volatility	104%
Expected life (in years)	0.54

During the three months ended March 31, 2016, the Company did not grant stock options.

Excluding the 840,000 replacement options granted to former option holders of North Country (note 4), the weighted average fair value of stock options granted per option during the six months ended December 31, 2015 was $0.91. The fair value was calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions and inputs:

	March 31, 2016	December 31, 2015
Risk-free interest rate	- %	0.60%
Expected dividend yield	Nil	nil
Expected share price volatility	-	105.18%
Expected life in years	-	3.23 years
Forfeiture rate	- %	- %

The expected volatility assumption is based on the historical and implied volatility of the Company’s common share price on the TSX Venture Exchange. The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the stock options.

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three months ended March 31, 2016 and 2015

8.	Equity reserves (continued)

(b)	Share purchase warrants

The continuity of the number of share purchase warrants is as follows:

	Warrants outstanding	Exercise price
Outstanding, June 30, 2015	-	$-
Granted	4,835,000	1.70
Outstanding, December 31, 2015	4,835,000	$1.70
Granted	-	-
Outstanding, March 31, 2015	4,835,000	$1.70

As at March 31, 2016, the expiration date on the share purchase warrants outstanding is as follows:

Number of warrants	Exercise price	Expiry date
4,835,000	$1.70	September 16, 2017

During the three months ended March 31, 2016 and 2015 the Company did no issue any share purchase warrants.

9.	Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

(a)	Related parties

	Three months ended	Three months ended
	March 31, 2016	March 31, 2015
Universal Mineral Services Ltd. [1]
Included in the statement of operations:
Consulting fees, directors' fees, wages and benefits	$76,867	$105,226
Legal and professional fees	702	-
Office, rent and administration	101,004	96,282
Travel, marketing and investor relations	8,494	44,010
Project investigation costs	-	70,030
Capitalized to mineral property interests:
Committee Bay	-	16,676
Total transaction for the periods	$187,067	$332,224

1.

Universal Mineral Services Ltd., (“UMS”) is a private company with directors and officers in common that, pursuant to an agreement dated December 30, 2015, provides office space and administrative services to the Company on a cost recovery basis. The outstanding balance owing at March 31, 2016 was $56,593 (December 31, 2015 – $119,781).

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three months ended March 31, 2016 and 2015

9.	Related party balances and transactions (continued)

(b)	Compensation of key management personnel

During the period, compensation to key management personnel was as follows:

	Three months ended	Three months ended
	March 31, 2016	March 31, 2015
Short-term benefits	$216,137	$116,219
Share-based payments	111,828	13,528
	$327,965	$129,747

10.	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, investments, amounts receivable, deposits and accounts payable and accrued liabilities. Due to their short-term nature, the fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The Company’s financial instruments are exposed to credit risk, liquidity risk, and market risks, which include currency risk and interest rate risk.

(a)	Credit risk

Credit risk is the risk that a third party fails to discharge its obligations under the terms of the financial contract and causes a financial loss for the Company. The Company’s credit risk is attributable to its cash and cash equivalents, amounts receivable, deposits. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalent balances in highly rated Canadian financial institutions and in Canadian guaranteed investments certificates (“GIC”). The Company considers the risk of loss associated with cash and cash equivalents to be low.

(a)	Credit risk (continued)

The Company also has credit risk exposure in relation to its receivables from its investments in Canadian GIC’s and goods and service tax (“GST”) from the Canadian government. Management is confident that their carrying values are recoverable in full and this risk is minimal.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(c)	Other price risk

Other price risk is the risk arising from the effect of changes in market conditions on the Company’s investments. The Company was exposed to other price risk through its available-for-sale investment in North Country, which was listed on the Toronto Stock Exchange Venture Exchange (the “TSX Venture Exchange”). Due to the acquisition of North Country (note 4) the Company effectible realized its investment and is no longer affected by this type of risk.

(d)	Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the company is exposed are as follows:

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three months ended March 31, 2016 and 2015

10.	Financial instruments (continued)

(d)	Market risk (continued)

(i)	Foreign currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency (the Canadian dollar). As at March 31, 2016, the Company held net financial assets denominated in US dollars in the amount of US$4,548 (December 31, 2015 – US$109,071).

A 10% increase or decrease in the US dollar exchange rate would result in a corresponding increase or decrease in the Company’s net loss of approximately $637 (June 30, 2015 – $15,095).

(ii)	Interest rate risk

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments. The Company’s exposure to interest rate risks is limited to potential increases or decreases on the interest rate offered on cash and cash equivalents held at chartered Canadian financial institutions, which would result in higher or lower relative interest income. This risk is considered to be minimal.

11.	Segmented information

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral resource properties. Geographic segmentation of non-current assets is as follows:

March 31, 2016	Canada	Peru	Total

Equipment, net	$1,765,101	$-	$1,765,101
Mineral property interests	24,918,825	894,877	25,813,702
	$26,683,926	$894,877	$27,578,803

December 31, 2015	Canada	Peru	Total

Equipment, net	$1,811,551	$-	$1,811,551
Mineral property interests	24,354,267	749,092	25,103,359
	$26,165,818	$749,092	$26,914,910

During the three months ended March 31, 2016 and 2015, the Company did not have revenues and the net loss and comprehensive loss was incurred in Canada.

12.	Supplemental cash flow information

	Three months ended	Three months ended
	March 31, 2016	March 31, 2015
Accounts payable and accrued liabilities included in mineral property interests, change	$(77,818)	$-
Share-based compensation included in mineral property interests	34,303	-
Depreciation capitalized in mineral property interests	46,450	-

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three months ended March 31, 2016 and 2015

13.	Loss per share

Basic loss per share amounts are calculated by dividing the net loss for the period by the weighted average number of ordinary shares outstanding during the period.

	Three months	Three months
	March 31, 2016	March 31, 2015
Loss attributable to ordinary shareholders	$1,116,351	$436,711
Weighted average number of common shares	49,021,729	30,143,880
Basic and diluted loss per share	$0.02	$0.01

As at March 31, 2016, the Company had 2,623,750 share options and 4,835,000 share purchase warrants outstanding, all of which were anti-dilutive because the Company was in a loss position for the three months ended March 31, 2016.

At March 31, 2015, the Company had 1,551,250 share options, all of which were anti-dilutive because the Company was in a loss position for the three months ended March 31, 2015.

14.	Subsequent events

a)

On May 4, 2016, the Company closed a bought deal financing for gross proceeds of $14,944,803 (the “Offering”). Under the terms of the Offering, a syndicate of underwriters led by Beacon Securities Limited (the “Underwriters”) has agreed to purchase, on a bought deal basis pursuant to the filing of a short form prospectus, an aggregate of 4,732,700 flow-through shares at a price of $1.89 per Flow-Through Share and 4,285,714 common shares at a price of $1.40 per common share.

b)	Subsequent to March 31, 2016, a total of 20,000 stock options were exercised with a weighted average exercise price of $0.51 for gross proceeds of $10,200.